Exhibit 99.1

Nasdaq Notification Regarding Minimum Market Value of Listed Securities

SINGAPORE, April 1, 2026 (GLOBE NEWSWIRE) — Trident Digital Tech Holdings Ltd (“Trident” or the “Company,” NASDAQ: TDTH), a leading catalyst for digital transformation in technology optimization services and Web 3.0 activation based in Singapore, has received a notification letter, dated March 26, 2026, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”)  indicating that, based upon the Company’s market value of listed securities (“MVLS”) for the 34 consecutive business day period from February 5, 2026 through March 20, 2026, the Company did not maintain the minimum MVLS of US$35,000,000 required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). The Company will be afforded a period of 180 calendar days, or until September 22, 2026 (the “MVLS Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C).

In order to regain compliance with Nasdaq’s minimum MVLS requirement, the minimum MVLS of the Company must meet or exceed US$35,000,000 for a minimum of ten consecutive business days during the MVLS Compliance Period. In the event the Company does not regain compliance by the end of the MVLS Compliance Period, the Company will receive written notification that its securities are subject to delisting, which the Company may appeal to a hearings panel.

The Company intends to continue to monitor its MVLS between now and September 22, 2026, and will consider the various options available to the Company if its listed securities do not trade at a level that is likely to regain compliance. There can be no assurance that the Company will be able to regain compliance with the MVLS requirement or maintain compliance with any of the other Nasdaq Capital Market continued listing requirements.

The foregoing letter has no immediate effect on the listing of the Company’s securities, which will continue to be listed and traded on Nasdaq under the symbol “TDTH”, subject to the Company’s compliance with the other continued listing requirements of the Nasdaq Capital Market.

About Trident

Trident is a leading catalyst for digital transformation in digital optimization, technology services, and Web 3.0 activation worldwide, based in Singapore. The Company offers commercial and technological digital solutions designed to optimize its clients’ experience with their end-users by promoting digital adoption and self-service.

Tridentity, the Company’s flagship product, is an innovative and highly secure blockchain-based identity solution designed to provide secure single sign-on authentication capabilities to integrated third-party systems across various industries. Tridentity aims to offer unparalleled security features, ensuring the protection of sensitive information and preventing potential threats, thus promising a new secure era in the global digital landscape in general, and in South Asia etc.

Beyond Tridentity, the Company’s mission is to become the global leader in Web 3.0 activation, notably connecting businesses to a reliable and secure technological platform, with tailored and optimized customer experiences, with a strong focus on Africa and other high growth markets. For more information, visit: https://tridentity.me/

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could also cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: potential adverse reactions or changes to business relationships; adverse changes in general economic or market conditions; and actions by third parties, including government agencies; the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the digital solutions market; the political, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: investor@tridentity.me